UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RWD Technologies, Inc.

(Name of Issuer)

Common Stock (par value $0.10 per share)

(Title of Class of Securities)

74975B101

(CUSIP Number)

Robert W. Deutsch, Ph.D.

Research Park Acquisition, Inc.

5521 Research Park Drive

Baltimore, Maryland 21228

(410) 869-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Page 1 of 22 pages

CUSIP Number. 74975B101

1.	Name of Reporting Person: I.R.S. Identification No. of above person(Entities Only) Research Park Acquisition, Inc.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,133,678 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,133,678

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,133,678

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 65.8%

14.	Type of Reporting Person CO

Page 2 of 22 pages

CUSIP Number: 74975B101

1.	Name of Reporting Person: I.R.S. Identification No. of above person (Entities Only) Robert W. Deutsch, Ph.D.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,133,678 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,133,678

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,133,678

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 65.8%

14.	Type of Reporting Person IN

Page 3 of 22 pages

CUSIP Number: 74975B101

1.	Name of Reporting Person: I.R.S. Identification No. of above person (Entities Only) Florence W. Deutsch

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,133,678 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,133,678

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,133,678

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 65.8%

14.	Type of Reporting Person IN

Page 4 of 22 pages

CUSIP Number: 74975B101

1.	Name of Reporting Person: I.R.S. Identification No. of above person (Entities Only) David J. Deutsch

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,133,678 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,133,678

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,133,678

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 65.8%

14.	Type of Reporting Person IN

Page 5 of 22 pages

CUSIP Number: 74975B101

1.	Name of Reporting Person: I.R.S. Identification No. of above person (Entities Only) Jane C. Brown

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,133,678 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,133,678

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,133,678

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 65.8%

14.	Type of Reporting Person IN

Page 6 of 22 pages

CUSIP Number: 74975B101

1.	Name of Reporting Person: I.R.S. Identification No. of above person (Entities Only) Florence Deutsch Trust U/A dated 12/18/93 fbo Hannah Elizabeth Deutsch

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,133,678 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,133,678

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,133,678

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 65.8%

14.	Type of Reporting Person OO

Page 7 of 22 pages

CUSIP Number: 74975B101

1.	Name of Reporting Person: I.R.S. Identification No. of above person (Entities Only) Florence Deutsch Trust U/A dated 12/18/93 fbo Thomas Michael Deutsch

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,133,678 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,133,678

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,133,678

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 65.8%

14.	Type of Reporting Person OO

Page 8 of 22 pages

CUSIP Number: 74975B101

1.	Name of Reporting Person: I.R.S. Identification No. of above person (Entities Only) Florence Deutsch Trust U/A dated 12/18/93 fbo Jonathan Daniel Deutsch

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,133,678 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,133,678

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,133,678

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 65.8%

14.	Type of Reporting Person OO

Page 9 of 22 pages

CUSIP Number: 74975B101

1.	Name of Reporting Person: I.R.S. Identification No. of above person (Entities Only) Florence Deutsch Trust U/A dated 12/18/93 fbo Daniel Joseph Brown

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,133,678 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,133,678

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,133,678

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 65.8%

14.	Type of Reporting Person OO

Page 10 of 22 pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock of RWD Technologies, Inc., a Maryland corporation (“RWD”), which has its principal executive offices at 5521 Research Park Drive, Baltimore, Maryland 21228.

Item 2. Identity and Background.

(a) This Schedule 13D is being jointly filed by Research Park Acquisition, Inc., a Maryland corporation (“Research Park”); Dr. Robert W. Deutsch; Florence W. Deutsch; David J. Deutsch; Jane C. Brown; Florence Deutsch Trust U/A dated 12/18/93 f/b/o Hannah Elizabeth Deutsch; Florence Deutsch Trust U/A dated 12/18/93 f/b/o Thomas Michael Deutsch; Florence Deutsch Trust U/A dated 12/18/93 f/b/o Jonathan Daniel Deutsch; and Florence Deutsch Trust U/A dated 12/18/93 f/b/o Daniel Joseph Brown. Each of the foregoing trusts was formed under the laws of the State of Maryland. Research Park does not currently engage in any business other than holding shares of RWD common stock. By signing this Schedule 13D, each of the foregoing persons agrees that it is filed on their respective behalves.

(b) The business address for each filer of this Schedule 13D is 5521 Research Park Drive, Baltimore, Maryland 21228. The address of the principal office of Research Park is 5521 Research Park Drive, Baltimore, Maryland 21228.

(c) (1) Dr. Robert W. Deutsch serves as the Chairman of the Board, Chief Executive Officer and President of RWD which is located at 5521 Research Park Drive, Baltimore, Maryland 21228.

(2) Florence W. Deutsch is not currently employed.

(3) David J. Deutsch is a professor at Newton South High School which is located at 140 Brandeis Road, Newton, Massachusetts 02459.

(4) Jane C. Brown serves as Executive Vice President and a member of the Board of Directors of The Robert W. Deutsch Foundation, Inc., a private philanthropic enterprise located at 5521 Research Park Drive, Baltimore, Maryland 21228. Ms. Brown is also a director of RWD.

(d) During the last five years, none of the filers of this Schedule 13D has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e) During the last five years, none of the filers of this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Dr. Deutsch, Mrs. Deutsch, Mr. Deutsch and Ms. Brown is a citizen of the United States of America.

Page 11 of 22 pages

Item 3. Source and Amount of Funds or Other Consideration.

Dr. Deutsch acquired the 8,905,500 shares of RWD common stock that he contributed to Research Park through a combination of: (1) 3,450,000 shares held prior to the initial public offering of RWD common stock, (2) 5,370,000 shares obtained upon the exercise of options at the time of such offering, and (3) open market purchases of 85,500 shares in 2000.

Mrs. Deutsch acquired the 450,000 shares of RWD common stock that she contributed to Research Park as a gift from Dr. Deutsch. Each of the trusts that are filers of this Schedule 13D received the 112,500 shares of RWD common stock that each contributed to Research Park as a gift from Mrs. Deutsch, which shares she had received as a gift from Dr. Deutsch.

Mr. Deutsch acquired the 158,081 shares of RWD common stock that he contributed to Research Park through a combination of 155,200 shares held prior to the initial public offering of RWD common stock and 2,881 shares obtained for his services as a director of RWD. Mr. Deutsch is not currently a director of RWD; he resigned from the board of directors in April 2000.

Ms. Brown acquired the 170,097 shares of RWD common stock that she contributed to Research Park through a combination of 165,000 shares held prior to the initial public offering of RWD common stock and 5,097 shares obtained for her services as a director of RWD.

On April 29, 2003, each of the filers of this Schedule 13D (other than Research Park) contributed their shares of RWD common stock to Research Park in exchange for an equal number of shares of common stock of Research Park.

Item 4. Purpose of Transaction.

The filers of this Schedule 13D have formed a group for the purpose of acquiring RWD by a merger (the “Merger”) of Research Park into RWD, which will remain as the surviving entity, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated April 29, 2003, executed by Research Park and RWD (and Dr. Deutsch as to Section 5.10 of the Merger Agreement). As a result of the Merger, each outstanding share of RWD common stock (other than RWD common stock held by Research Park) will convert into the right to receive $2.10 in cash. The merger is subject to approval by RWD stockholders and other conditions set forth in the Merger Agreement. The Merger Agreement is included as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Upon the effectiveness of the Merger, the directors of Research Park will become the directors of RWD and the Charter and Bylaws of Research Park will become the Charter and Bylaws of RWD. The current directors of Research Park are Dr. Deutsch, Mrs. Deutsch and Ms. Brown. Dr. Deutsch also serves as the President of Research Park. After the Merger, the common stock of RWD is expected to be delisted from The Nasdaq National Market, and RWD intends to terminate the registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Page 12 of 22 pages

Item 5. Interest in Securities of the Issuer.

(a) Each of the filers of this Schedule 13D is deemed to beneficially own 10,133,678 shares of RWD common stock, representing 65.8% of the issued and outstanding shares of common stock of RWD.

(b) Research Park has agreed to vote its shares to effect the Merger pursuant to the provisions of the Merger Agreement. Each of the filers of this Schedule 13D shares voting and dispositive power over 10,133,678 shares of RWD common stock, which shares are held by Research Park. None of the filers of this Schedule 13D has sole voting or dispositive power over these shares.

(c) Except for the contribution of shares of RWD common stock to Research Park, as described in Item 3 of this Schedule 13D, none of the filers of this Schedule 13D has effected any transaction of RWD shares within the past 60 days.

(d) Except for the filers of this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities beneficially owned by such filers.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Items 4 and 5(b).

Item 7. Material to be Filed as Exhibits.

(1) Agreement and Plan of Merger dated April 29, 2003, by Research Park and RWD (and Dr. Deutsch as to Section 5.10 thereof).

Page 13 of 22 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 8, 2003

RESEARCH PARK ACQUISITION, INC.

By:	/s/ ROBERT W. DEUTSCH
Dr. Robert W. Deutsch President

Page 14 of 22 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 8, 2003

/s/ ROBERT W. DEUTSCH
Dr. Robert W. Deutsch

Page 15 of 22 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 8, 2003

/s/ FLORENCE W. DEUTSCH
Florence W. Deutsch

Page 16 of 22 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 8, 2003

/s/ DAVID J. DEUTSCH
David J. Deutsch

Page 17 of 22 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 8, 2003

/s/ JANE C. BROWN
Jane C. Brown

Page 18 of 22 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 8, 2003

FLORENCE DEUTSCH TRUST U/A DATED 12/18/93 F/B/O HANNAH ELIZABETH DEUTSCH

/s/ JANE C. BROWN
Jane C. Brown, as trustee

/s/ DAVID J. DEUTSCH
David J. Deutsch, as trustee

Page 19 of 22 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 8, 2003

FLORENCE DEUTSCH TRUST U/A DATED 12/18/93 F/B/O THOMAS MICHAEL DEUTSCH

/s/ JANE C. BROWN
Jane C. Brown, as trustee

/s/ DAVID J. DEUTSCH
David J. Deutsch, as trustee

Page 20 of 22 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 8, 2003

FLORENCE DEUTSCH TRUST U/A DATED 12/18/93 F/B/O JONATHAN DANIEL DEUTSCH

/s/ JANE C. BROWN
Jane C. Brown, as trustee

/s/ DAVID J. DEUTSCH
David J. Deutsch, as trustee

Page 21 of 22 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 8, 2003

FLORENCE DEUTSCH TRUST U/A DATED 12/18/93 F/B/O DANIEL JOSEPH BROWN

/s/ JANE C. BROWN
Jane C. Brown, as trustee

/s/ DAVID J. DEUTSCH
David J. Deutsch, as trustee

Page 22 of 22 pages